Exhibit 4.62

EXECUTION COPY

FIFTH AMENDMENT TO EMPLOYMENT AGREEMENT

This Fifth Amendment (“Amendment”) to the December 29, 2008 Employment Agreement, effective February 4, 2008 (“Employment Agreement”) between David McGlade (the “Executive”) and Intelsat S.A. (f/k/a Intelsat Global Holdings S.A.), Intelsat Investments S.A. (f/k/a Intelsat S.A.) and Intelsat Management LLC is entered into by the undersigned parties and is effective as of December 11, 2014.

1. Section 1.2(a) of the Employment Agreement is amended by amending the first sentence thereof to read as follows:

“During the Employment Period (as defined in Section 3 hereof) until April 1, 2015, the Executive shall serve as the Chief Executive Officer of the Parent and the Company, and from and after April 1, 2015 through the end of the Employment Period, the Executive shall cease to be the Chief Executive Officer and shall instead serve as Executive Chairman of the Parent and the Company.”

The remaining references to “Chief Executive Officer” throughout the Employment Agreement shall be deemed to refer to “Executive Chairman” for periods on and after April 1, 2015.

2. Section 1.3 of the Employment Agreement is amended to read as follows:

“During the Employment Period, the Executive’s principal place of employment shall be at the Executive’s primary personal residence, except for necessary travel on the Company’s business.”

3. Section 2.1(a) of the Employment Agreement is amended to read as follows:

“During the Employment Period, effective as of December 11, 2014, the Company shall pay the Executive for services during his employment under the Agreement a base salary of no less than the annual rate at $1,160,196, which rate shall decrease effective April 1, 2016 to $950,000, and effective April 1, 2017 to $750,000 (as modified in accordance with this section, the “Base Salary”). Changes to the Base Salary made in accordance with this section shall not require written amendment of this Agreement, and the new Base Salary, once effective, shall be the Base Salary for all purposes under this Agreement. During the Employment Period, such Base Salary shall be payable in equal biweekly installments pursuant to the Company’s customary payroll policies in force at the time of payment, less any required or authorized payroll deductions.”

4. Section 2.1(b) of the Employment Agreement is amended by adding the following at the end thereof:

“Effective April 1, 2015, the target percentages indicated for Basic Bonus and Stretch Bonus shall each be reduced from 125% to 100%. For purposes of the 2015 calendar year (or other fiscal year period that includes April 1, 2015, if the Company changes from a calendar fiscal year), the target bonus for such period shall be determined by applying a weighted-average of the applicable target bonus amounts during such year.”

5. Section 2.3 of the Employment Agreement is amended by adding the following at the end thereof:

“For the avoidance of doubt, from and after April 1, 2015, expenses incurred by the Executive for travel to and from meetings in connection with his duties as Executive Chairman shall be reimbursable in accordance with the foregoing.”

6. Exhibit C to the Employment Agreement is amended by deleting Section 15 thereof.

7. Section 3 of the Employment Agreement is amended to read as follows:

“Effective December 11, 2014, the term of Executive’s employment under this Agreement shall terminate on March 31, 2018, unless terminated earlier pursuant to Section 4 (such term, the “Employment Period”).”

8. Section 4.4(iv) of the Employment Agreement is amended to read as follows:

“(iv) Subject to Sections 8(b) and 4.7 hereof, a lump sum payment of an amount equal to two (2) times the sum of (x) the Executive’s annual Base Salary plus (y) the Basic Bonus (as in effect on the date of termination) (provided that, with respect to any termination of employment under this Section 4.4 or Section 4.5 that is effective on or after April 1, 2015, the foregoing lump sum payment amount shall be fixed at $5,220,882), payable on the sixtieth (60th) day after such termination”

9. The Executive agrees that the modifications to the Employment Agreement affected by this Amendment shall not give rise to “Good Reason” thereunder. Without limiting the generality of the foregoing, Section 4.5(b) of the Employment Agreement is amended, effective April 1, 2015, to read as follows (strikethrough indicates deleted text; bold and italics indicate new text):

“For purposes of this Agreement, the term “Good Reason” shall mean any of the following conditions or events without the Executive’s prior consent: (i) a material diminution of the Executive’s title or a material diminution of the Executive’s position or responsibilities that is inconsistent with the Executive’s title, (ii) a material breach by the Company of any terms of the Agreement, (iii) a reduction in the Executive’s Base Salary or bonus potential (other than reductions provided for in this Agreement), or the failure to pay the Executive any material amount of compensation when due, or (iv) ~~a relocation of the Company’s principal U.S. place of business more than fifty (50) miles away from Washington, D.C. or (v)~~ a determination according to the criteria set forth on Exhibit D on any date that is more than fifteen (15) months after the date the Company or its shareholders enter into a definitive agreement with respect to an acquisition by or merger of the Company with any of those certain Person(s) described in the resolutions of the Compensation Committee of the Board dated as of December 29, 2008 (the “Travel Notice Date”) that the Executive has been required to travel for Company business (as reasonably determined in good faith by the Executive) and work from a location other than the Executive’s principal places of employment described in Section 1.3 hereof for more than 50% of the days in the three (3) month period immediately preceding the Travel Notice Date. Any such occurrence of a condition or event set forth in clause (i)-(iii) ~~(iv)~~ above shall constitute “Good Reason” only after the Executive has given the Company written notice of, and thirty (30) business days’ opportunity to cure such violation(s). Any termination of employment as a result of Good Reason shall occur within one hundred and eighty (180) days of the occurrence of the Good Reason event.”

10. Sections 4.7 through 4.11 of the Employment Agreement are hereby renumbered as Sections 4.8 through 4.12, respectively (and all references in the Employment Agreement to Sections 4.7 through 4.11 are deemed to refer to the applicable renumbered Section), and a new Section 4.7 of the Employment Agreement is added to read as follows:

“4.7 Expiration of the Employment Period. Upon the termination of the Executive’s employment with the Company at the expiration of the Employment Period on March 31, 2018, the Company shall have no obligation other than the payment to the Executive of the Accrued Amounts through such date.”

11. As amended and modified by this Amendment, the Employment Agreement shall remain in full force and effect.

12. If there is any conflict between the terms of the Employment Agreement and this Amendment, the terms of this Amendment shall prevail.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of December 11, 2014.

INTELSAT S.A.

By:	/s/ Michelle V. Bryan
Name: Michelle V. Bryan
Title: Executive Vice President, General Counsel
and Chief Administrative Officer

INTELSAT INVESTMENTS S.A.

By:	/s/ Michelle V. Bryan
Name: Michelle V. Bryan
Title: Deputy Chairman and Secretary

INTELSAT MANAGEMENT LLC

By:	/s/ Michelle V. Bryan
Name: Michelle V. Bryan
Title: Deputy Chairman and Secretary

THE EXECUTIVE

/s/ David P. McGlade
David P. McGlade

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